UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K /A
Amendment No. 4

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 21, 2006

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The Registrant’s Form 6-K dated November 21, 2005 is hereby amended to replace the contents thereof with the following corrected information.

ASTRIS ENERGI INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of company

Astris Energi Inc. (“AEI”)
2175-6 Dunwin Drive,
Mississauga, Ontario, Canada
L5L 1X2

1.2	Executive Officer

Anthony Durkacz
Vice President Finance
Telephone: (905) 608-2000

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development.

Astris s.r.o. owns land and an industrial building in the town of Vlasim (near Benesov) with approximately 8,000 square feet of manufacturing and office space on two floors. The building is situated on a 1.5 acre lot, allowing for future expansion, if necessary. During 2004, Astris s.r.o. acquired new equipment for the purpose of manufacturing alkaline fuel cells.

2.2	Date of Acquisition

January 27, 2005.

2.3	Consideration

The total value of the acquisition was $2,209,000 paid through the issuance of 5,000,000 common shares of AEI and 5,000,000 warrants of AEI to Macnor Corp. 2,500,000 common shares will be held in escrow until January 2, 2006.

The warrants entitle the holder, Macnor Corp. to exercise the warrants as follows: 2,000,000 at CDN$0.90; 2,000,000 at CDN$1.10 and 1,000,000 at CDN$1.30 expiring on January 27, 2008.

2.4	Effect on Financial Position

The purchase has added significant assets to the consolidated entity, consisting mainly of approximately $570,000 in Capital assets and $1,500,000 in technology.

2.5	Prior Valuations

Prior to this transaction, a Formal Valuation under Ontario Securities Commission Rule 61-501 setting out an Estimate of Fair Market Value of $5,250,000 for all of the shares of Astris s.r.o.as at June 30, 2004. The Formal Valuation was authored by the valuator and signed on August 9, 2004. A hybrid market approach valuation methodology was used to Estimate the Fair Market Value. An Opinion of Fairness also authored by the valuator and dated September 16, 2004 and updated on January 14, 2005, was delivered to an independent Special Committee of the Board of Directors of Astris Energi Inc.

2.6	Parties to Transaction

Prior to this transaction, Astris Energi Inc. owned a 30% minority interest in Astris s.r.o., which was organized under the laws of the Czech Republic. The remaining 70% interest in Astris s.r.o. was owned by Macnor Corp., an Ontario corporation that is wholly owned by Jiri K. Nor, an Executive Officer, Director and Shareholder of Astris Energi Inc.

Before the transaction Macnor Corp. transferred its 70% interest in Astris s.r.o. to 2062540 Ontario Inc., (Holdco), which was the actual entity whose shares were acquired by  Astris Energi Inc., subsequently Astris Energi Inc. transferred its 30% minority interest in Astris s.r.o. to Holdco. Currently Astris s.r.o. is now wholly owned by Holdco which is a wholly owned subsidiary of Astris Energi Inc.

2.7	Date of Report

February 21, 2006

Item 3	Financial Statements

Schedule A	The audited Report for Astris sro for the Years Ended December 31, 2003 and 2004, by its PCAOB approved Czech Auditor, Moores Rowland International

Schedule B	Pro forma unaudited consolidated Balance Sheet and Statement of Loss and Deficit of Astris Energi Inc. for the Year ended December 31, 2004

Schedule C	Detail consolidation spreadsheet with Comments as to:
(1) Basis of Preparation

(2) Proforma Adjustments and Assumptions

SCHEDULE A

Moores Rowland Audit

AUDITOR’S REPORT

on the financial statements
for the year ended 31 December 2004 and 2003

ASTRIS, s.r.o.

Auditor: Moores Rowland Audit s.r.o.
Biskupsky Dvâr 2095/8, 110 00 Prague 1
the Czech Republic
Licence No. 36
registered under material symbol C. 19681
at register court in Prague

A member of Moores Rowland International an association of independent accounting Irma throughout the world.

Moores Rowland Audit

GENERAL INFORMATION

Company Name:	ASTRIS, s.r.o.

Registered address:	Cemoleská 1929, 256 01, Beneov

Company number:	45 14 87 24

Recipient of the report:	Ivana edová Ing. Radek Kotouôek

Auditor:
Moores Rowland Audit s.r.o. Biskupsk9 DvOr 2095/8, 110 00 Prague I registered with the Chamber of Auditors of theCzech Republic —licence No. 36 registered under material symbol C. 19681 register court m Prague

Responsible manager:	Lenka BukováAuditor registered with the Chamber of Auditors of the Czech Republic - licence No. 1866

Date of issue:	August 12, 2005

Country:	the Czech Republic

Number of pages including the enclosures:	19

ASTRIS, s.r.o.

Auditor’s Report on the Financial Statements for the year ended 31 December 2004 and 2003

A member of Moores Rowland International an association of independent accounting Irma throughout the world.

Moores Rowland Audit

AUDITOR’S REPORT

We have audited the Financial Statements of ASTRIS, s.r.o. (‘the Company’) as at December 31, 2004 and 2003. These Financial Statements are the responsibility of the Company ‘s management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with U.S. Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation.

In our opinion, these Financial Statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in accordance with U.S. Generally Accepted Accounting Principles.

The Company has a problem as discussed in Note 1 whereby its ability to continue as a going concern is dependent on the continued support of its parent company.

Prague August 12, 2005

On behalf of Moores Rowland Audit s.r.o.

/s/ Lenka Buková	/s/ Martin Levey
Lenka Buková engagement auditor	Martin Levey statutory representative

ASTRIS, s.r.o.

Auditor’s Report on the FinancialStatements forthe year ended 31 December 2004 and 2003

A member of Moores Rowland International as association of independent accounting firms throughout the world.

Moores Rowland Audit

ENCLOSURES

•	Balance Sheet as at December 31, 2004 and 2003

•	income Statement for the years ended December 31, 2004 and 2003

•	Cash Flow Statement as at December 31, 2004 and 2003

•	Notes to the Financial Statements as at December 31, 2004 and 2003

ASTRIS, s.r.o.

Auditor’s Report on the Financial Statements for the year ended 31 December 2004 and 2003

A member of Moores Rowland International an association of independent accounting Irma throughout the world.

ASTRIS sro
Czech Republic
Balance Sheet as at December 31, 2004 and 2003
(Canadian dollars)
	Note	2004	2003	2002
ASSETS

CURRENT ASSETS
Cash		87,091	17,365	8,269
Accounts Receivables		18,417	14,197	21,560
Prepaid Expenses and Deposits		18,213	2,328	1,616
Government Receivables		22,978	13,234	9,468
Inventory		3,063	27,225	216
Total Current Assets		149,762	74,348	41,129

FIXED ASSETS
Property, Plant and Equipment	3	447,545	316,607	—
Intangible Assets		—	3,047	16,206
Total Fixed Assets		447,545	319,654	16,206
TOTAL ASSETS		597,307	394,003	57,336

LIABILITIES

CURRENT LIABILITIES
Accounts Payable		204,576	191,435	412
Advances Received		283,739	158,460	21,197
Other -Payable		6,828	2,117	3,188
Government Payable		10,512	—	707
Employee		7,346	164	253
Total Current Liabilities		513,001	352,175	25,757

LONG TERM LIABILITIES
Long Term Loans	6	300,000	400,000	312,854
Total Long Term Liabilities		300,000	400,000	312,854
TOTAL LIABILITIES		813,001	752,175	338,611

STOCKHOLDERS' EQUITY
Capital Stock	7	5,249	5,249	5,249
Retained Earnings	8	(219,337)	(365,283)	(286,952)
Accumulated Comprehensive Income	9	(1,606)	1,861	428

TOTAL STOCKHOLDERS' EQUITY		(215,694)	(358,173)	(281,275)
TOTAL LIABILITIES & EQUITY		597,307	394,003	57,336

ASTRIS sro
Czech Republic
Income Statement as at December 31, 2004 and 2003
(Canadian dollars)
	Note	2004	2003	2002

REVENUE	10	867,235	337,463	160,437

EXPENSES

Operating Expenses
Research and Development		250,539	180,948	187,867
General and Administrative		387,643	216,908	109,709
Professional fees		1,340	1,259	—
Amortization		47,018	23,188	24,139
Total Operating Expenses		686,540	422,303	321,715

Other Expenses
Interest Expenses		8,033	5,135	—

GAIN (LOSS) FROM CONTINUING OPERATIONS
BEFORE TAX		172,662	(89,975)	(161,278)

Income Tax		3,360	—	1,497

GAIN (LOSS) FROM CONTINUING OPERATIONS
(NET INCOME)		169,302	(89,975)	(162,775)

ASTRIS sro
Czech Republic
Statement of Cash Flow as at December 31, 2004 and 2003
(Canadian dollars)

	2004	2003	2002

NET INCOME	169,302	(89,975)	(162,775)
Depreciation and Amortization	47,018	23,188	24,139
Write off of Doubtful debts	356	—	—
Decrease (Increase) in Accounts Receivables	(4,221)	7,363	(20,866)
Decrease (Increase) in Prepaid Expenses	(15,885)	(711)	871
Decrease (Increase) in Government Receivables	(9,744)	(3,766)	(14,012)
Decrease (Increase) in Inventories	24,161	(27,009)	3,135
Increase (Decrease) in Accounts Payable	13,141	191,023	(2,346)
Increase (Decrease) in Other Payable	4,711	(1,071)	3,188
Increase (Decrease) in Government Payable	10,512	(707)	(384)
Increase (Decrease) in Employee	7,182	(89)	(2,435)
Foreign Currency Translation Difference	(16,964)	7,301	(2,894)

CASH (USED) IN OPERATING ACTIVITIES	229,570	105,547	(174,379)

INVESTING ACTIVITIES
Purchase of Fixed Assets	(185,123)	(320,860)	—
	(185,123)	(320,860)	—

FINANCING ACTIVITIES
Advances from Related Parties	125,279	137,263	(26,999)
Long Term Loans Received (Repaid)	(100,000)	87,147	134,815
	25,279	224,409	107,816

NET INCREASE (DECREASE) IN CASH DURING THE YEAR	69,726	9,096	(66,563)

CASH, BEGINNING OF YEAR	17,365	8,269	74,832

CASH, END OF YEAR	87,091	17,365	8,269

ASTRIS, s. r. o.

NOTES TO THE FINANCIAL STATEMENTS AS AT
DECEMBER 31, 2004 and 2003

Date of Dispatch	Signature of statutory body or physical person who is the accounting unit
August 12, 2005

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

1. DESCRIPTION OF BUSINESS AND GOING CONCERN

ASTRIS, s. r. o. (further referred to as the “Company”) is a subsidiary of ASTRIS INC. (30% share) and MACNOR CORP. (70% share) registered in the Czech Commercial Register as at December 31, 2004. The Company designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is established in the Czech Republic, Europe.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

At the balance sheet date the Company was part of the Astris Energi Inc group of Canada, who is the principle customer of the Company. Astris Energi Inc has reported several years’ losses and its ability to continue supporting the activities of ASTRIS s.r.o. are in some doubt and dependant on fresh capital and funding being raised.

The Company’s continuation as a going concern is dependent of the success of its parent in providing continued financial support.

2. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

These financial statements have been prepared in accordance with US GAAP and reflect the accounts of the Company, ASTRIS, s. r. o., which was established on May 11, 1992. All accounts are stated in accordance with US GAAP since 2002. Year 2002 in which US GAAP were employed is restated and is also included in the financial statements as well as in the audit of the controlling company ASTRIS ENERGI INC.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated.  Amortization is provided over the useful lives of these assets:

Buildings	30 years
Machinery and Equipment	4 years
Laboratory Equipment	6 years

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred.  Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Taxes payable

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Such income tax is shown as deferred tax liability / asset.
Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Deferred tax is based on all temporary differences between the accounting value of assets and liabilities and their tax values (Czech Tax Law - equal to the value of such assets and

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

liabilities applicable for tax purposes in the future). When accounting for deferred tax the income tax rate used is that for the period when the liability is likely to crystallize. If such rate is not known then the rate valid for the next accounting period is used. Deferred tax obligations are always accounted ; deferred tax receivables are accounted only when there is a reasonable expectation that asset will be realised in the next accounting periods.

Foreign currency translation

The reporting currency of the Company is the Canadian dollar. The financial statements are converted from the Czech koruna (CZK) to the Canadian dollar (CAD) at the rates of exchange in effect at the end of the year.

In accordance with SFAS 52 income statement and cash flow statement amounts should be translated based on the average exchange rates. Because the difference between year end exchange rates and average exchange rates are not material the year end exchange rates were used. On all future statements average exchange rates will be used for conversion of income statement.

A historical rate of exchange was determined the year end exchange rate in 2002 for which the financial statements are firstly stated.

The table below contains used exchange rates:

Exchange rates of CZK to CAD

X CZK to CAD
As at Dec 31, 2004	18,6637
As at Dec 31, 2003	19,8570
As at Dec 31, 2002	19,0512

Source: The Bank of Canada

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

3. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment
(Canadian dollars)
	Cost	Accumulated Amortization	Net Book Value
2004
Land			25 080
Buildings	346 189	(32 993)	313 196
Machinery and Equipment	175 439	(66 170)	109 269
Small Tangible Assets	21 520	(21 520)	—
TOTAL			447 545
2003
Land			23 573
Buildings	299 506	(9 984)	289 522
Machinery and Equipment	45 588	(42 075)	3 513
Small Tangible Assets	20 227	(20 227)	—
TOTAL			316 607
2002
Land			—
Buildings	—	—	—
Machinery and Equipment	43 123	(43 123)	—
Small Tangible Assets	21 082	(21 082)	—
TOTAL			—

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

4. RELATED PARTY TRANSACTIONS AND BALANCES

The Company, in the course of its regular business activities, has routine transactions with affiliates.

Advances from related parties at December 31, are summarized as follows:

Advances received from related party
(Canadian dollars)
	2004	2003	2002
ASTRIS ENERGI INC.	283 739	158 460	—
MACNOR CORP.	—	—	21 197

Accounts receivables from related parties at December 31, are summarized as follows:

Accounts receivables from related parties
(Canadian dollars)
	2004	2003	2002
ASTRIS ENERGI INC.	—	—	21 197
MACNOR CORP.	—	—	—

Accounts payable from related parties at December 31, are summarized as follows:

Accounts payable from related parties
(Canadian dollars)
	2004	2003	2002
ASTRIS ENERGI INC.	195 377	172 339	—
MACNOR CORP.	—	5 026	—

5. INCOME TAXES

Income tax is calculated in accordance with valid tax rates applied to the accounting profit increased or decreased by costs permanently or temporarily disallowed for tax purposes and by untaxed revenues by the difference between accounting and tax depreciation and decreased by tax losses etc. from previous years.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

5. INCOME TAXES (cont’d)

The Company has no non-capital loss carryforwards.

The Company’s computation of income tax recovery is as follows:

The Company's computation of income tax recovery (Czech tax law)
(Canadian dollars)
	2004	2003	2002
Gain (loss) before income taxes per Czech accounts	79 999	14 233	21 103
Non-deductible expenses	14 715	5 398	594
Difference between accounting and tax depreciation	—	(30)	(47)
Losses from previous periods	(71 244)	(19 601)	(16 797)
10 % of acquisition costs of fixed assets	(11 461)	—	—
Tax base	12 002	—	4 829
Statutory income tax rate	28,00%	31,00%	31,00%
Income tax recovery at statutory rate	3 360	—	1 497

There was no reason to establish valuation allowances in income tax recovery.

6. LONG TERM LOANS

The Company was given an interest-free loan by ASTRIS INC. in accordance with agreement from January 15, 2002. A balance as at December 31, 2004 was 300,000 CAD.

The Company was given a loan by MACNOR CORP. in accordance with Promissory Note from March 31, 2003. The loan in amount of 100,000 CAD was paid as at December 31, 2004.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

6. LONG TERM LOANS (cont’d)

Long Term Loans
(Canadian dollars)
	December 31, 2004	December 31, 2003	December 31, 2002
Loans from related parties*	300 000	400 000	200 000
Other loans	—	—	112 854
TOTAL	300 000	400 000	312 854

* ASTRIS INC. and MACNOR CORP.

7. CAPITAL STOCK

The amount is represented by the Capital Stock which was deposited by establishing of the Company on May, 1992 and which is registered in the Commercial Register. The amount was converted to CAD by the historical exchange rate as at December 31, 2002.

8. RETAINED EARNINGS

Retained Earnings consists of gains and losses for the year and previous year periods.

9. ACCUMULATED COMPREHENSIVE INCOME

Represents a foreign currency translation difference which arises from CZK to CAD conversion of Capital Stock. The historical exchange rate was used from December 31, 2002. The amounts of accumulated comprehensive income in 2003 and 2004 are represented by a difference in capital stock in CAD converted by the historical exchange rate and the year end exchange rate.
Long term loans from related parties were provided in Canadian dollars. Their conversion to the Czech korunas in the Company’s bookkeeping by the exchange rates of the Czech National Bank caused a difference in the financial statements converted by exchange rates of the Bank of Canada. That difference is also included in the foreign currency translation difference.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

10. REVENUE

The significant part of the amount is represented by sales revenue of the Company. Other income comprises other operating revenue and financial revenue.

Revenue
(Canadian dollars)
	2004	2003	2002
Sales Revenue	800 652	317 886	137 093
Other Income	66 583	19 577	23 343
TOTAL	867 235	337 463	160 437

Revenues derived from transactions with ASTRIS INC.
	2004	2003	2002
Sales Revenue ASTRIS INC.	800 652	297 451	89 548

Sales Revenue Total	800 652	317 886	137 093

11. SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, beeing the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Substantially all of the Company´s long lived assets are located in Czech Republic.Revenue is derived primarily from the sale of goods and services to customers located as follows (figures in Canadian dollars):

	2004	2003	2002
Czech Republic		20 435	47 545

Canada	800 652	297 451	89 548

	800 652	317 886	137 093

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

12. COMMITMENTS

The Company has operating leases for office and laboratory space. The minimum annual lease payments under the terms of the existing lease agreements are CAD 3.042,50 to June 30, 2005. From July 1, 2005 the minimum annual lease payments will be CAD 2.362,80. Plus proportionate share of common costs.

13. STATEMENT OF CHANGES IN EQUITY

Statement of Changes in Equity as at December 31, 2004 and 2003
(Canadian dollars)
	2004	2003	2002
Retained Earnings
Balance as at January 1	(365 283)	(286 952)	(124 177)
Foreign Currency Translation Difference	(23 356)	11 644	—
Net Income for the period	169 302	(89 975)	(162 775)
Balance as at December 31	(219 337)	(365 283)	(286 952)
Accumulated Comprehensive Income
Balance on January 1	1 861	428	—
Foreign Currency Translation Difference	(3 467)	1 433	428
Balance on December 31	(1 606)	1 861	428
Common Stock
Balance on January 1	5 249	5 249	5 249
Shares Issued	—	—	—
Balance on December 31	5 249	5 249	5 249

TOTAL STOCKHOLDERS' EQUITY	(215 694)	(358 173)	(281 275)

14. SUBSEQUENT EVENTS

On January 27, 2005 the general meeting approved a transfer of 70 % share of the Company from MACNOR CORP. to Ontario INC.

ASTRIS, s.r.o.
Czech Republic
Notes to the financial statements
As at December 31, 2004 and 2003

14. SUBSEQUENT EVENTS (cont’d)

On January 31, 2005 the general meeting approved a transfer of 30 % of the Company from ASTRIS INC. to Ontario INC. Subsequently the Company is wholly-owned by Ontario INC.

After the purchase transactions Ontario INC. owns 100 % of the shares of ASTRIS, s.r.o. ASTRIS ENERGI INC. owns 100 % of the shares of Ontario INC. There was amalgamated ASTRIS INC. with ASTRIS ENERGI INC. All operations of ASTRIS INC. were transferred to ASTRIS ENERGI INC.

SCHEDULE B

ASTRIS ENERGI INC.
PROFORMA UNAUDITED CONSOLIDATED
BALANCE SHEET AND STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2004

ALL AMOUNTS ARE IN CANADIAN DOLLARS

SCHEDULE B

Pro-Forma Consolidated Balance Sheet as at December 31, 2004

Assets
Current	$569,336
Property and equipment	607,009
Technology	1,221,972
$2,398,317

Liabilities
Current	$289,715

Shareholders’ Equity
Share capital	8,182,074
Contributed surplus	3,270,647
Deficit	(9,344,119)

2,108,602
$2,398,317

Pro-Forma Consolidated Statement of Loss for the Year Ended December 31, 2004

Revenue	$155,381

Expenses
Research and Development	793,582
General and administrative	2,385,134
Interest expense	15,033
Professional fees	244,416
Amortization	360,503
Income Taxes	3,361
Net loss for the year	(3,646,648)

Astris Energi Inc.
Proforma Consolidation of AEI and its subsidiary 2062540 Ontario Inc.
Balance Sheets
As at December 31, 2004
	Astris Energi Inc.	2062540 Ontario Inc.			Consolidation Dr	Adjustments Cr	Final Balance
December 31	2004	2004
Assets
Current
Cash	178,351	87,091					265,442
Receivables	3¸544	19,005					22,549
Prepaid Expenses & Deposits	10¸118	18,213					28,339
Investment Tax Credit Refundable	199¸586						199¸586
Goods and Services Tax Receivable	27¸387	22¸978					50¸365
Inventory		3¸063					3¸063
Other Assets	53¸692		(b	)		53¸692	—
	472¸678	150,350				53¸692	569,336

Capital Assets	36¸446	570,563					607,009

Other Assets
Investment in s.r.o.			(a), (f	)	2,209,000	2,209,000	—
Technology			(e), (c	)	1,500,000	(300,000)	1,200,000
Goodwill			(e	)	21,972		21,972

	509¸124	720,913			3,730,972	1,909,000	2,398,317

Liabilities
Current
Payables and Accruals	255¸830	33,885					289,715

	255¸830	33,885					289,715

Shareholder’s Equity (Deficiency)

Share Capital	6¸227,074	—	(a	)		1¸955¸000	8¸182,074
Contributed Surplus	3¸016¸647		(a	)		254¸000	3¸270¸647
			(c	)	300,000
Retaining Earning (Deficit)	(8¸990,427)	687,028	(b),(e),(f	)	740,720		(9,344,119)

	253¸294	687,028			1,040,720	2,209,000	2,108,602
	509¸124	720,913			1,040,720	2,209,000	2,398,317

Astris Energi Inc.
Proforma Consolidation of AEI and 2062540 Ontario Inc.
Statements of Loss and Deficit
As at December 31, 2004
Years ended December 31	2004

Revenue
Intercompany sales		800,652	(d	)	800,652		—
Other sales	88,798	66,583					155,381
	88,798	867,235			800,652	—	155,381

Expenses
Research and Development	1,343,695	250,539	(d	)		800,652	793,582
General and Administrative	1,943,799	387,643	(b	)	53,692		2,385,134
Professional fees	243,076	1,340					244,416
Interest on advances from related parties	7,000	8,033					15,033
Amortization	13,485	47,018	(c	)	300,000	360,503
							—
	3,551,055	694,573			53,692	800,652	3,798,668

Net Profit (Loss) for the Period	(3,462,257)	172,662			746,960	800,652	(3,643,287)

Income Taxes	0	3,361					3,361

Net Profit (Loss) after tax	(3,462,257)	169,301	—		746,960	800,652	(3,646,648)

The consolidation adjustments are explained as follows:

a)	Setup the investments in s.r.o. and issuing of shares as consideration for the purchase.

b)	Other Assets include actual Purchase acquisition costs to December 31, 2004 of $48,190 and patent costs of $5,502. These amounts were written off at year’s end.

c)	Depreciation. Of Technology of $1,500,000 over 5 years is $300,000

d)	Eliminate intercompany sales and purchases

e)	Post consolidation entry for technology and goodwill

Total assets	720,913
Less current liabilities	(33,885)
687,028

Technology value	1,500.000
Goodwill	21,972
2,209,000

f)	Eliminate investment, retained earnings, Accumulated Comprehensive Income, and share capital after consolidating.

SCHEDULE C

Astris Energi Inc.
Acquisition of Astris sro by 2062540 Ontario Inc.
December 31, 2004
Based on final audited figures from Moores Rowland
	M. R.	Valuation		Consolidated
ASSETS		Adjustments		2062540

CURRENT ASSETS
Cash	87,091			87,091
Accounts Receivable	18,417	588	H	19,005
Prepaid Expenses & Deposits	18,213			18,213
Government Receivables	22,978			22,978
Inventory	3,063			3,063
	149,762	588		150,350

FIXED ASSETS (detail below)
Land	25,080	103,855	F	128,935
Buildings	313,196	(77,796)	D&F	235,400
Machinery & Equipment	109,269	75,439	D&G	184,708
Small Tangible assets	—	21,520	D	21,520
	447,545	123,018		570,563

TECHNOLOGY

TOTAL ASSETS	597,307	123,606		720,913

LIABILITIES

CURRENT LIABILITIES
Accounts Payable - interco AEI	195,377	(195,377)	H	—
Accounts Payable - 3rd party	9,199			9,199
Advances Received - interco AEI	283,739	(283,739)	H	—
Other Payable	6,828			6,828
Government Payable	10,512			10,512
Employee Payable	7,346			7,346
	513,001	(479,116)		33,885

LONG TERM LIABILITIES
Long Term Loans - interco AEI	300,000	(300,000)	H	—
	300,000	(300,000)		—

TOTAL LIABILITIES	813,001	(779,116)		33,885

STOCKHOLDERS' EQUITY
Capital Stock	5,249			5,249
Retained Earnings (Deficit)	(219,337)	902,722	D,F, G&H	683,385
Accumulated Comprehensive Income	(1,606)			(1,606)
TOTAL STOCKHOLDERS' EQUITY	(215,694)	902,722		687,028

TOTAL LIABILITIES AND EQUITY	597,307	123,606		720,913

INCOME STATEMENT FOR THE YEAR ENDING DECEMBER 31, 2004
REVENUE
Sales Revenue	800,652
Other Income	66,583
867,235

EXPENSES
Research and Development	250,539
General & Administrative	387,643
Professional Fees	1,340
Amortization	47,018
Total Operating Expenses	686,540

Interest Expense	8,033

GAIN (LOSS) FROM CONTINUING OPERATIONS BEFORE TAX	172,662

Income Taxes	3,361

GAIN (LOSS) FROM CONTINUING OPERATIONS	169,301

FIXED ASSETS
	Cost	Accumulated Depreciation	Net Book Value
Land	25,080	—	25,080

Buildings	346,189	(32,993)	313,196

Machinery and Equipment	175,439	(66,170)	109,269

Small Tangible Assets	21,520	(21,520)	—

	568,228	(120,683)	447,545

VALUATION ADJUSTMENTS USING CORPORATE VALUATION SERVICE'S REFERENCES
D	Reversing Accumulated Depreciation to restore original cost as a proxy for fair values as 74% of equipment was acquired in 2004

F	Reallocating land & building values from cost to appraised values

	Items	Original	Adjustment	Appraised
Land		25,080	103,855	128,935
Building		346,189	(110,789)	235,400
Retained Earnings Adjustment			(6,934)
				364,335

G	Capitalization of Labour & Material reinstallation of equipment for a total of 173,000 Korunas	9,269
	from maintenance a/c #511

H	Combine Advances received and other intercompany liabilities to agree to balances
	to s.r.o. on Astris Energy Inc. books	588

CONSOLIDATION ADJUSTMENTS

	Journal Entries on Books of Astris Energi Inc.
				Dr	Cr

1	Acquisition of Holdco			2,209,000

	Common Stock				1,955,000

	5,000,000 Common		Shares @	0.391

	Contributed Surplus

	2,000,000	A	warrants @	0.062	124,000
	2,000,000	B	warrants @	0.047	94,000
	1,000,000	C	warrants @	0.036	36,000
					254,000
				2,209,000	2,209,000

	Shares issued on acquisition of 70% of outstanding shares of Astris s.r.o. through Holdco
	as per Jan. 14 Valuation letter

2	Shares of Newco	1
	Investment in s.r.o.		1
	Transfer 30% of s.r.o. to Newco at written down value

Astris Energi Inc.
Notes to the Pro Forma consolidated Financial Statements
For Business Acquisition Report
For the Securities and Exchange Commission

On January 2, 2005, the Company acquired the remaining 70% of the outstanding shares in Astris s.r.o., its affiliate company in the Czech Republic; the aggregate purchase price was $2,209,000. This was settled by issuing 5,000,000 common shares of the Company for $1,955,000 ($0.391 each) and 5,000,000 share purchase warrants for $254,000. Each warrant is exercisable at any time in the three years ending January 2, 2008, for one common share of the Company, as follows: 2,000,000 at $0.90, 2,000,000 at $1.10, and 1,000,000 at $1.30. Of the common shares, 2,500,000 are to be held in escrow for one year to January 2, 2006. The 30% of Astris s.r.o. already owned by the Company had previously been written down to a value of $ Nil.

The following table summarizes the Fair Values of the assets acquired and liabilities assumed at the Date of Acquisition, based on a conversion rate of 18.6637 Czech Korunas equals $1.00.

Statement of Assets of s.r.o. Acquired and Liabilities Assumed, Based on Moores Rowland Audit
As at December 31, 2004

	Note	CDN $
Current Assets	A	150,350
Property Plant & Equipment	B	570,563
Technologies	C	1,521,972
Total Assets Acquired		2,242,885
Less Accounts Payable & Accrued
Liabilities Assumed		(33,885)
Aggregate Purchase Price		2,209,000

Notes to Statement of Assets of s.r.o. Acquired
and Liabilities Assumed:

Note A - Current Assets
Cash	87,091
Accounts Receivable	19,005
Prepaid Expenses & Deposits	18,213
Inventories	3,063
Taxes Recoverable	22,978
150,350

Astris Energi Inc.
Notes to the Pro Forma consolidated Financial Statements
For Business Acquisition Report
For the Securities and Exchange Commission (continued)

Note B - Property Plant & Equipment

Land	128,935
Building	235,400
Machinery & Equipment	184,708
Furniture & Fixtures	21,520
570,563

The land covers two lots with a total area of 55,255 sq. ft., on one of which is located a fully serviced (water, sewage, gas and electricity) two-story 6,448 sq. ft. industrial building. The main floor is used as a production facility and has a staff apartment; a portion of the second floor is used for offices.

Note C - Technologies

Technologies	1,500,000
Goodwill	21,972
1,521,972

The basic AFC Technologies developed by s.r.o. and acquired by Astris consist of trade secrets and know-how, relating to: (i) manufacturing electrodes, (ii) assembling cells, (iii) testing methods and (iv) control systems, for the manufacture of economic fuel cell stacks. An economic life of five years for s.r.o.’s Technologies was chosen by management as it was expected that in the foreseeable future, the s.r.o. techniques for the manufacture of fuel cell components would undergo gradual improvements rather than a major shift; they also took into consideration that their product does not utilize platinum as a catalyst and the views of others experienced in the Industry

Astris Energi Inc.
Notes to the Pro Forma consolidated Financial Statements
For Business Acquisition Report
For the Securities and Exchange Commission (continued)

Background to the Value of the Technologies

For the Report, the valuator analyzed, at the Valuation Date, eight guide-line publicly traded fuel cell companies, located in Australia, Canada, Israel and the United States. It estimated the implicit values of each one's fuel cell technologies based on their Market Capitalization. This figure was then divided by the firm's TTM (Trailing Twelve Months) R&D expenditures to give an R&D Index.

The June 30, 2004, situations of the eight guidelines, set out on page 75 of the Report, are as follows:

	CAN $'million
	Implicit Value
	Working	Fuel Cell
	Capital	Technologies	R&D Index

Ballard Power	344	1,094	8.63	Canada
Ceramic Fuel Cells	25	49	3.85	Australia
FuelCell Energy	258	129	7.69	US/Canada
Fuel Cell Technologies	7	22	8.72	Canada
Hydrogenics	137	147	11.19	Canada
Medis Technologies	21	145	25.37	Israel
Palcan Power Systems	—	11	11.59	Canada
Plug Power	109	350	7.07	US

Mean 10.51
Adjusted Mean 9.14
Median 8.66

The Report draws the conclusion that this table demonstrates that investors are willing to give higher values to the technologies of well financed companies than to those of struggling entities.

With the exception of Medis, where, based on past R&D expenditures, the estimated value of the fuel cell technology has been separated from that of other divisions and may be overstated, the rankings of the firms by working capital are very similar to those of the implicit values of their technologies. The reason appears to be that firms with large working capital find it easier to finance them-selves until their fuel cells become commercially viable.

The R&D Index includes two outriders, Medis (25.37) and Ceramic (3.85); the estimated value of the Medis technologies is discussed in the previous paragraph. Ceramic, which had its IPO in June 2004, appears to be suffering from "post-IPO-blues". Excluding those reduces the mean from 10.51 times to an adjusted 9.14 times, 5.5% higher than the median of 8.66 times. For Astris and s.r.o., the valuator applied both the median and the mean.

In the Report (page 79), the Fair Market Value of the Astris technologies was established by three methods, all under the Market Approach.

Astris Energi Inc.
Notes to the Pro Forma consolidated Financial Statements
For Business Acquisition Report
For the Securities and Exchange Commission (continued)

	CAN $'000
	Low	High	Average
Guideline Company	11,699	12,256	11,976
Market Capitalization	10,528	11,347	10,937
R&D Index	10,617	12,985	11,801
Mean	10,948	12,162	11,555

The R&D Index figures utilize the Median (low) and the Mean (high) ratios. Based on the numbers in this table, the valuator established the Fair Market Value of Astris' technologies at June 30, 2004 to be CAN $11,500,000.

Allocation of Values of Technologies

The valuator analyzed the July 2004 Memorandum of Understanding between Ballard Power, Ford and DaimlerChrysler relating to the sale by Ballard of its mechanical (balance of plant) rather than fuel cell stack activities to the other participants. From this, the valuator concluded in the Report that for a Proton Exchange Membrane fuel cell entity, allocating the value of its technologies 45% to the fuel cell stacks and 55% to the balance of plant was appropriate. For an Alkaline Fuel Cell ("AFC") producer it believed that the proper allotment was 50% to each.

Based on this and the estimated Reproduction Costs in Canada of the s.r.o. R&D, the valuator established the Fair Market Value of s.r.o.'s Fuel Cell Technologies on June 30, 2004 at CAN $5,750,000, and that of all s.r.o.'s shares at CAN $5,250,000.

Fair Value of the Technologies at Date of Acquisition

In view of the general decreases in the stock market prices of virtually all fuel cell companies since the summer of 2004 (for example Astris Energi dropped by 34% from US $0.47 on August 9, 2004, to US $0.31 on January 13, 2005) the Fair Value of s.r.o.'s Technologies at the Date of Acquisition had declined significantly from the CAN $5,750,000 previously established.

In accordance with Canadian and US GAAP, s.r.o.'s Technologies were independently reviewed and valued by the valuator. As no reasonable Cash Flow projections were available, the valuator valued them by applying the Median Valuation Date R&D Index of 8.66 times to s.r.o.'s reported 2004 R&D expenditures of CAN $173,757; the product of CAN $1,504,736 was rounded to CAN $1,500,000 as the Fair Value of the Technologies. The Valuation Date multiple was adopted as s.r.o. was just starting pilot commercial production plant and therefore spending less on R&D than in the past; it is also below its competition.

Astris Energi Inc.
Notes to the Pro Forma consolidated Financial Statements
For Business Acquisition Report
For the Securities and Exchange Commission (continued)

Goodwill

The amount (CAN $21,972) of Goodwill, unlike the Technologies', was determined as a residual, as it is impossible to estimate a value for its various components directly.

The Technologies acquired with s.r.o. consist of trade secrets and know-how relating to: (i) manufacturing electrodes, (ii) assembling cells, (iii) testing methods and (iv) control systems; the details are proprietary.

After reviewing the operations of s.r.o. in the summer of 2004, the valuator came to the conclusion that it would be impossible to separately value the various components of the Technologies.

The amount for Goodwill was obtained as a residual, as is allowed under SFAS 141, due to the inability to directly measure the various items in the opinion of Management, the Goodwill primarily consists of the Assembled Workforce. Because the figure is not material (less than 1% of total Technologies).

Differences between United States GAAP and Canadian GAAP
Under US GAAP, the fair value of the Technology asset must be obtained by a direct value method. In January 2005, it was not possible to reasonably project the cash flows to be generated from sales of AFC electrodes. The Technology is not considered to be an asset under US GAAP; therefore, it has been written off as part of the reconciliation. Under Canadian GAAP, it will be written off over an estimated useful life of five years.

Reconciliation
Therefore, in the Consolidated Statement of Loss and Deficit, there will be a new expense for, Net Technology and Goodwill Assets written off, of $1,221,972, resulting in an increase in the operating expenses for that amount with the result of now increasing the loss to total ($ 4,868,620 ) and in the Balance Sheet, there is no Technology asset and a corresponding increase in the deficit to $10,566,091 leaving a total Shareholders Equity at year end of $886,630.